Exhibit 99.1

China Yuchai International Announces Unaudited
2024 Second Half-Year and Full Year Financial Results

SINGAPORE, Singapore — February 25, 2025 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), wishes to announce today its unaudited consolidated financial results for the 2024 second half year (“2H 2024”) and fiscal year ended December 31, 2024 (“FY 2024”). The financial information presented herein for 2H 2024 and FY 2024 and the second half year (“2H 2023”) and fiscal year ended December 31, 2023 (“FY 2023”) are reported using the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for 2H 2024

• Revenue was RMB 8.8 billion (US$ 1.2 billion) compared with RMB 8.9 billion in 2H 2023;
• Gross profit increased by 14.3% to RMB 1.4 billion (US$ 195.7 million) compared with RMB 1.2 billion in 2H 2023. Gross margin was 15.9% in 2H 2024 compared with 13.9% in 2H 2023;
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Operating profit was RMB 160.1 million (US$ 22.3 million) compared with RMB 221.8 million in 2H 2023;
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Profit for the period was RMB 155.1 million (US$ 21.6 million) compared with RMB 169.8 million in 2H 2023;

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Basic and diluted earnings per share were RMB 2.19 (US$ 0.30) compared with RMB 2.62 in 2H 2023;
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Total number of engines sold increased by 10.9% to 163,843 units compared with 147,700 units in 2H 2023.

Revenue was RMB 8.8 billion (US$ 1.2 billion) compared with RMB 8.9 billion in 2H 2023.

The total number of engines sold in 2H 2024 increased by 10.9% to 163,843 units compared with 147,700 units in 2H 2023. The increase was mainly due to higher sales in truck, bus, industrial and marine and power generation markets. The better performance in truck and bus engine sales was achieved despite a decline by 9.9% in sales of commercial vehicles (excluding gasoline- and electric-powered vehicles) compared to 2H 2023 as reported by the China Association of Automobile Manufacturers (“CAAM”).

Gross profit increased by 14.3% to RMB 1.4 billion (US$ 195.7 million), from RMB 1.2 billion in 2H 2023. The increase was mainly due to higher unit sales volume combined with lower materials costs. Overall gross margin was 15.9% in 2H 2024 compared with 13.9% in 2H 2023.

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Other operating income increased by 31.2% to RMB 401.5 million (US$ 55.9 million) compared with RMB 306.2 million in 2H 2023. The increase was mainly due to higher government grants, higher rebate on value-added taxes, and recognition of technology licensing fees.

Research and development (“R&D”) expenses increased by 25.6% to RMB 591.1 million (US$ 82.2 million) compared with RMB 470.5 million in 2H 2023, due to higher mold costs and impairment of a discontinued R&D project. Total R&D expenditures, including capitalized costs, were RMB 726.0 million (US$ 101.0 million), representing 8.2% of revenue in 2H 2024, as compared to RMB 599.2 million, representing 6.8% of revenue in 2H 2023.

Selling, general and administrative (“SG&A”) expenses increased by 25.1% to RMB 1.1 billion (US$ 147.0 million) from RMB 844.6 million in 2H 2023. This increase was mainly due to higher trade receivables provision, and higher travelling, personnel and selling expenses compared with the same period last year. SG&A expenses represented 12.0% of revenue for 2H 2024 compared with 9.5% for 2H 2023.

Operating profit declined to RMB 160.1 million (US$ 22.3 million) from RMB 221.8 million in 2H 2023. The operating margin was 1.8% compared with 2.5% in 2H 2023.

Finance costs decreased by 20.4% to RMB 37.1 million (US$ 5.2 million) from RMB 46.5 million in 2H 2023 primarily due to lower bills discounting.

The share of financial results of the associates and joint ventures grew by 80.2% to a profit of RMB 58.5 million (US$ 8.1 million), compared with RMB 32.5 million in 2H 2023. The improvement was mainly driven by higher profits at MTU Yuchai Power Company Limited (“MTU Yuchai”). Additionally, Y&C Engine Co., Ltd. (“Y&C Engine”) and Guangxi Purem Yuchai Automotive Technology Co., Ltd. (“Purem Yuchai”) achieved profitability in 2H 2024 compared to a loss in the same period last year.

Income tax expense was RMB 26.4 million (US$ 3.7 million) compared with RMB 37.9 million in 2H 2023.

Net profit attributable to equity holders of the Company was RMB 82.7 million (US$ 11.5 million) compared with RMB 107.1 million in 2H 2023.

Basic and diluted earnings per share were RMB 2.19 (US$ 0.30) compared with RMB 2.62 in 2H 2023.

Basic and diluted earnings per share for 2H 2024 and 2H 2023 were based on a weighted average of 37,809,894 shares and 40,858,290 shares, respectively.

Financial Highlights for FY 2024

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Revenue grew by 6.0% to RMB 19.1 billion (US$ 2.7 billion) compared with RMB 18.0 billion in FY 2023;
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Gross profit increased by 10.8% to RMB 2.8 billion (US$ 392.1 million), a 14.7% gross margin, compared with RMB 2.5 billion and a gross margin of 14.1% in FY 2023;
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Operating profit was RMB 597.0 million (US$ 83.0 million) compared to RMB 609.4 million in FY 2023;
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Profit for the year was RMB 491.7 million (US$ 68.4 million) compared to RMB 422.9 million in FY 2023;
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Basic and diluted earnings per share increased by 17.5% to RMB 8.21 (US$ 1.14) from RMB 6.99 in FY 2023;
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Total number of engines sold increased by 13.7% to 356,586 units compared with 313,493 units in FY 2023.

Revenue was RMB 19.1 billion (US$ 2.7 billion) compared with RMB 18.0 billion in FY 2023.

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The total number of engines sold in FY 2024 increased by 13.7% to 356,586 units compared with 313,493 units in FY 2023. The increase was mainly due to higher sales in the truck, bus, industrial and marine and power generation markets. The stronger performance in truck and bus engine sales was achieved despite a 2.6% year-over-year decrease in sales of commercial vehicles (excluding gasoline- and electric-powered vehicles) in FY 2024 as reported by CAAM.

Gross profit increased by 10.8% to RMB 2.8 billion (US$ 392.1 million) compared with RMB 2.5 billion in FY 2023. Gross margin increased to 14.7% compared with 14.1% in FY 2023. The increase in gross margin was mainly attributable to higher revenue from increased unit sales volume, and continuing cost reduction initiatives, partially offset by greater labor and overhead expenses.

Other operating income increased by 30.1% to RMB 575.7 million (US$ 80.1 million) compared with RMB 442.4 million in FY 2023. The increase was mainly due to higher government grants, higher rebate on value-added taxes, and recognition of technology licensing fees.

R&D expenses increased by 12.3% to RMB 984.7 million (US$ 137.0 million) compared with RMB 876.6 million in FY 2023, mainly attributable to higher mold costs and impairment of a discontinued R&D project. Yuchai had continued with its initiatives to enhance the engine efficiency and performance of its National VI and Tier-4 emission standard compliant engines, marine power generation applications, while advancing new energy solutions. Total R&D expenditures, including capitalized costs, were RMB 1.2 billion (US$ 165.4 million), representing 6.2% of revenue for FY 2024, compared with RMB 1.1 billion, representing 5.9% of revenue for FY 2023.

SG&A expenses were RMB 1.8 billion (US$ 252.1 million), representing 9.5% of revenue in FY 2024, compared with RMB 1.5 billion, representing 8.3% of revenue in FY 2023. This increase was mainly due to higher trade receivables provision, and higher travelling, personnel and selling expenses compared with FY 2023.

Operating profit was RMB 597.0 million (US$ 83.0 million), compared with RMB 609.4 million in FY 2023. The operating margin was 3.1% compared with 3.4% in FY 2023.

Finance costs decreased by 22.2% to RMB 78.0 million (US$ 10.8 million) from RMB 100.2 million in FY 2023, primarily due to lower bills discounting.

The share of financial results of the associates and joint ventures increased by 63.6% to income of RMB 101.5 million (US$ 14.1 million) compared with income of RMB 62.1 million in FY 2023. The improvement was mainly driven by higher profits at MTU Yuchai. Additionally, Y&C Engine and Purem Yuchai achieved profitability in FY 2024 compared to a loss last year.

Income tax expense declined by 13.3% to RMB 128.8 million (US$ 17.9 million) as compared with RMB 148.5 million in FY 2023.

Net profit attributable to China Yuchai’s shareholders was RMB 323.1 million (US$ 44.9 million) compared with RMB 285.5 million in FY 2023.

Basic and diluted earnings per share were RMB 8.21 (US$ 1.14) compared with RMB 6.99 in FY 2023.

Basic and diluted earnings per share for FY 2024 and FY 2023 were based on a weighted average of 39,325,763 shares and 40,858,290 shares, respectively.

As of December 31, 2024, the Company's outstanding shares were, following a share buyback plan, reduced to 37,518,322 from 40,858,290 shares as of December 31, 2023.

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Balance Sheet Highlights as at December 31, 2024

• Cash and bank balances were RMB 6.4 billion (US$ 895.0 million) compared with RMB 6.0 billion at the end of FY 2023;
• Trade and bills receivables were RMB 8.8 billion (US$ 1.2 billion) compared with RMB 7.8 billion at the end of FY 2023;
• Inventories were RMB 4.7 billion (US$ 647.5 million) compared with RMB 4.6 billion at the end of FY 2023;
• Trade and bills payables were RMB 8.5 billion (US$ 1.2 billion) compared with RMB 7.6 billion at the end of FY 2023;
• Short-term and long-term loans and borrowings were RMB 2.5 billion (US$ 349.1 million) compared with RMB 2.5 billion at the end of FY 2023.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We continued to achieve profitable sales growth and free cashflow generation by selling into multiple end markets with a broad and diverse product portfolio. We are pleased to report that our on-road engine sales outperformed the overall Chinese truck and bus vehicle markets in both the second half and the full year of 2024. Our off-road segments continued to deliver unit growth in almost all markets. And our strategic alliances posted a robust 63.6% increase in profits to us, driven by higher profits from MTU Yuchai and improved operations across other ventures in 2024.”

“We have entered into the second expansion phase of our 50/50 joint-venture MTU Yuchai. With the addition of the MTU-2000 engine and Yuchai-branded VC series diesel engines to the MTU-4000 engine series, our generator engine product portfolio will be better positioned to address the various end-market opportunities. We are also expanding our production capacity to meet the increasing demand for power generators as demand from data centers has increased significantly.”

“We took action during the year to enhance our rewards to shareholders. In addition to a cash dividend of US$ 0.38 per ordinary share for FY 2023 paid in August 2024, we used our resources to launch our first-ever share buyback program in mid-2024, through which a total of 3.3 million shares, for a total amount of US$ 39.8 million, were repurchased.”

“Our strong financial resources provide support for our current operations and investment in new products for our future,” Mr. Hoh concluded.

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for FY 2024. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for FY 2024 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 7.1884 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2024. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2024 or at any other date.

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Unaudited 2H 2024 and FY 2024 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 25, 2025. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Choon Sen Loo, respectively, who will present and discuss the financial results of the Company followed by a Q&A session.

Analysts and institutional investors may participate in the conference call by registering at: https://register.vevent.com/register/BIe0e5803674cf453b9f7f684f0548e941 at least one hour before the scheduled start time. An email reply will be sent with instructions and phone numbers to join the call.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are encouraged to join the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, strong research and development team, and significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2024, Yuchai sold 356,586 engines, further solidifying its position as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai group of entities' operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com

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